Exhibit 99.1

Seadrill Limited (SDRL): AOD Cash Utilisation

Hamilton, Bermuda, December 16, 2020 – The Board of Seadrill Limited (“Seadrill” or the “Company”) (OSE: SDRL, OTCQX:SDRLF) has been informed that the lenders in the AOD facility (under which Asia Offshore Rig 1 Limited, Asia Offshore Rig 2 Limited and Asia Offshore Rig 3 Limited are borrowers) have utilised $97.2 million of AOD’s cash contained in restricted accounts secured against their facility to repay a corresponding amount of the $210 million debt outstanding as of today. This leaves $112.8 million of such debt outstanding going forward. The AOD facility maintains sufficient cash to support AOD’s operations and this event will have no impact to continued operations.

The face value of the net debt on the balance sheet remains unchanged as a result of this action and Seadrill maintains its strong liquidity position as it progresses in discussions with the broader group of lenders. The Company’s cash balance remains sufficient to manage liquidity requirements through a formal restructuring process. At the close of third quarter 2020, Seadrill had a total cash balance of $851m including the cash in the AOD companies.

The Company continues constructive dialogue with its lenders and maintains its readiness to carry out a comprehensive restructuring of its balance sheet which may involve the use of a court-supervised process. It is expected that potential solutions will lead to significant equitization of debt which is likely to result in minimal or no recovery for current shareholders.

For further information, please contact:

Media questions should be directed to:

Iain Cracknell                 Director of Communications                     +44 7765 221 812

Analyst questions should be direct to:

Hawthorn Advisors        seadrill@hawthornadvisors.com +44 (0) 203 7454960

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.